Mail Stop 6010

August 9, 2006

By U.S. Mail and Facsimile to (408) 433-7306

Mr. Bryon Look
Executive Vice President and Chief Financial Officer
LSI Logic Corporation
1621 Barber Lane
Milpitas, California 95035

> **RE: LSI Logic Corporation**
> **Form 8-K filed July 26, 2006**
> **File No. 1-10317**

Dear Mr. Look:

We have reviewed your letter dated on July 19, 2006 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed July 26, 2006

1.   Please refer to prior comment 3. As previously requested, please remove the "Non-GAAP Consolidated Statements of Operations" from your future filings. We believe your current disclosures still do not comply with Item 10(e)(1)(i) of Regulation S-K because for *each* non-GAAP measure presented on your "Non-GAAP Consolidated Statements of Operations", you do not provide a numerical reconciliation for *each* non-GAAP measure to the most directly comparable GAAP financial measure. Also, you do not specifically disclose the following information for each non-GAAP measure presented on your "Non-GAAP Consolidated Statements of Operations":

   ·   the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

   ·   the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

   ·   the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

   ·   the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

   Please remove the "Non-GAAP Consolidated Statements of Operations" from your future filings or revise future filings to include disclosures that comply with Item 10(e)(1)(i) of Regulation S-K. Please demonstrate in your response how you will address our concerns on these matters.

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554 with any other questions.

Sincerely,

Jay Webb
Review Accountant